UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of November 2008

Commission File No.: 001-33514

TRANSITION THERAPEUTICS INC.

101 College Street, Suite 220, Toronto, Ontario, Canada M5G 1L7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

    Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A.

The following information is furnished to the SEC as part of this report on Form 6-K:

EXHIBITS

Exhibit No.	Document

99.1	Press Release dated November 10, 2008 – “Transition Therapeutics Announces First Quarter Fiscal 2009 Financial Results”.

99.2	Management’s Discussion and Analysis for the three months ended September 30, 2008.

99.3	Consolidated Financial Statements for the three-months ended September 30, 2008.

99.4	Form 52-109F2 Certification of Interim Filings of the Chief Executive Officer.

99.5	Form 52-109F2 Certification of Interim Filings of the Chief Financial Officer.

99.6	Letter to Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSITION THERAPEUTICS INC.

Date: November 10, 2008	By:	/s/ Elie Farah
	Name:	Elie Farah
	Title:	President and Chief Financial Officer